05012685

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Impact Capital Limited

*CURRENT ADDRESS 8 Masters Street
New Farm, Queensland 4005
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

FILE NO. 82- 34925 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Cone

DAT : 11/18/05

IMPACT CAPITAL LIMITED

ANNUAL REPORT 2005

Impact capital

lenders to the legal industry



CONTENTS



Impact Capital Limited

A.C.N. 094 503 385

Notice of the 2005 Annual General Meeting of Shareholders

to be held at ASX Lecture Theatre
Level 5, Riverside Centre, 123 Eagle Street Brisbane
16 November 2005 at 2:00pm

Business

FINANCIAL STATEMENTS
Receive and consider the Financial Statements for the year ended 30 June 2005 incorporating the Statement of Financial Performance for the year, and the Statement of Financial Position as at that date, together with the Directors' Report and the Auditor's Report thereon.

RETIREMENT OF DIRECTOR
Mr. I R Skinner, a director retiring pursuant to requirements of the Corporations Act 2001 has decided not to stand for re-election.

RESOLUTIONS
To consider and if thought fit, resolve:

1. ISSUE OF ADDITIONAL SECURITIES

   "That the directors be authorised to issue up to 20 million additional securities in the Company"

2. REMUNERATION REPORT (Non-binding resolution)

   "That the remuneration report covering directors and executives, be and is hereby approved and adopted"

3. AUDITORS

   "That the resignation of the current auditors, Bentley MRI, be accepted, subject to the appropriate approval being given by the Australian Securities & Investment Commission (ASIC) and that KPMG be appointed as auditors if and when the resignation of Bentley MRI becomes effective"

By Order of the Board of Directors,
Lawrence Litzow - Company Secretary
Dated 7th October 2005

Explanatory Notes to the Notice of Annual General Meeting 2005

Authority to Raise Additional Capital (resolution 1)

The Company will be presented with opportunities in Australia and overseas, and it may be necessary to raise additional capital by placements in return for cash or the issue of shares for the purpose of necessary capital and/or acquisition. The resolution is requesting that the directors be given additional flexibility in their quest to add shareholder value, by authorising the ability to raise capital at short notice.

Auditors (resolution 3)

The directors believe that it is in the interests of members to appoint auditors who have a world-wide presence and who understand and are skilled in audits in, the finance industry. A shareholder has nominated KPMG in accordance with Section 328B of the Corporations Act. The directors believe that KPMG fits the requirement. (See shareholder letter of nomination on page 60)

Bentley MRI has agreed to resign, but are not able to make the required application to ASIC until their audit assignment for the 2005 year is completed. Their application for approval to resign will take some time for ASIC to consider and to either accept or reject the application.

Since the appointment of an auditor requires the approval of shareholders, and since the directors wish to avoid the cost to the company of calling a special meeting to consider the appointment, they are asking that conditional approval be given at this time to the appointment of KPMG.

Voting and Proxies

1. Voting

Impact Capital Limited (ICD) has determined in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 that for the purposes of voting at the Meeting securities will be taken to be held by those persons recorded on the Company's share register as at 7.00pm (Brisbane time) on 14 November 2005. Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

If you have any queries on how to cast your votes then call Lawrence Litzow on 0418 727 866 during business hours.

2. Proxies

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

(c) Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of ICD.

(e) To be effective, ICD must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged as follows:

- By mail either -to:

  Computershare Investor Services Pty Ltd
  P O Box 2975, Melbourne, VIC 3001

- or by facsimile to:

  Computershare Investor Services Pty Ltd
  (03) 9473 2500

(f) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(g) If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting as he or she thinks fit.

(h) If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder for that item.

NOTE: PROXY FORM IS ENCLOSED

This proxy must be faxed, posted or delivered to a nominated address at least 48 hours prior to the meeting

Chairman's Report



Since first being appointed to your Board as Chairman, my priorities have been:

1. to eliminate the on-going losses of the cleaning products business; and
2. to establish a profitable new business within the company which would have exceptional growth prospects, bring necessary cash flow to the company and have the potential to restore value to all shareholders.

It is testimony to the dedication of your new senior executives that they all worked for no salary or other reward for the seven months to 30 June 2005 to fulfil these objectives.

Now, with the closure of the former cleaning business and the successful purchase of Impact Funding Ltd and the change of business and company name, we can look forward to a period of sustained growth in turnover and earnings.

This Annual Report is for the year to 30 June 2005. The statutory accounts therefore reflect only the final winding up of the former business.

The purchase of Impact Funding Ltd since Balance Date has brought with it key staff, revenues, cash and a most exciting new business opportunity.

The future of the company lies with the Impact business, and your Directors are therefore spending some time detailing Impact's operations despite this event occurring 4 July 2005 – outside the accounting period for this report.

During the course of the current year we will see the benefits of the new business, and its expansion, both into related fields and geographically.

Our U.K. subsidiary is now fully operational and its lending to 31 December 2005 is likely to exceed that of Australia month-on-month.

Impact Outlay Funding Pty Ltd is now also operational with a strongly growing loan book.

To enable the company to take advantage of these developing opportunities a private placement of 6,000,000 $1 12% convertible notes was completed during July 2005.

Further funds may need to be raised in the current financial year to capitalise on opportunities to rapidly expand our business. This should enable us to develop sufficient reserves to fund much of our expected future growth from debt funding with the margin between interest paid and earned progressively increasing earnings per share.

However, to provide for additional capital this year, directors have asked for authority to make additional placements of shares and convertible notes. These placements will be made only to professional investors at a discount of no more than 10% on market price so that they should have no adverse effect on the share price available to present shareholders.

None of these shares or notes will be placed with your directors or any party associated with them.

The proposed terms for any note issue would be notes issued at no less than $1, bearing interest at 9% pa and convertible to ordinary shares on a 1:1 basis in 2-3 years from date of issue.

No ordinary shares would be placed at a discount of more than 10% on market.

Directors seek authority to place up to 20,000,000 additional securities.

The success of these ventures is producing a rapidly growing loan book and a diverse range of loan products. This should enable us to look forward to a maiden dividend payment for next financial year to 30 June 2007.

Yours Sincerely,

Bruce Judge

Bruce Judge
Chairman

CEO's Operational Report



Our take-over of 100% of the issued capital of Impact Funding Ltd was completed on 4 July 2005 and now comprises the sole business of the company.

Impact Funding was founded by a group of legal professionals who recognised the need for funding by personal injury claimants awaiting their settlement.

These claimants have often been surviving on welfare payments only, whilst having the added burden of additional expense occasioned by their injury.

Extended periods of less than normal income plus abnormal expense in most cases causes hardship.

As many of these people have few assets and no income apart from welfare payments, it is impossible for them to borrow from traditional lenders. Because of this there has developed a "black market" for lending at rates around (10%-20%) per month.

Impact Funding was formed to provide funding at reasonable rates for these claimants where –

1. liability is either not an issue, or has been admitted by a substantial third party, normally a leading insurance company or WorkCover;

2. payment is to be paid into a solicitor's trust account;

3. Impact can have assured repayment from the solicitor's trust account.

Our own legal team assesses the certainty and the amount of the ultimate damages payment.

As the loan, interest and charges are all repaid in one sum on settlement of the borrower's claim, there is little overhead cost incurred by Impact, i.e., there are no monthly repayments and no security apart from the irrevocable undertaking from solicitor and claimant to pay Impact when the claim proceeds are paid.

Interest rates are modest – 12½% - 19.9% p.a. plus fees consistent with credit card and bank home mortgage lending.

We lend where there is certainty of a settlement sum but no current income to enable loans to be realised from traditional lenders.

In the past, solicitors have been put in the difficult position of knowing that their client needs funds prior to a certain settlement, but reluctant to support any loan because of the high interest rates.

With Impact the solicitor can be confident of the client paying market rates for unsecured advances and not the usurious (10-20%) per month paid formerly.

Our experience has also shown that personal injury claimants with major injuries are accepting offers of settlement for less than they should simply because they cannot afford the time to negotiate a more realistic settlement.

We have on record clients whose solicitor has recommended against taking a first offer of settlement but where the client says "I just can't wait", an Impact loan has been arranged which has given the claimant time to negotiate a more realistic sum – in some cases $100,000 more.

Testimonials from claimants and solicitors follow.

All loans are for 12 months but most repay early because of the stage reached by the time claimants are able to qualify for an Impact loan.

So far Impact has concentrated just on its home market – South East Queensland.

Because of the strong cash flow coming from constant repayments, the Impact model lends itself particularly well to debt funding.

Once our base business is established therefore, a greatly expanded loan book can be funded by debt – thus releasing the margin between our lending and our borrowing rate to go straight through to our bottom line profit.

We may consider some limited equity issues as we establish ourselves, but once this is done much of our growth will come from debt funding, the benefit of which will accrue to a limited capital base – thus regularly increasing our earnings – and therefore our dividends per share.

Because of the sophisticated systems in place, much of this growth will be handled from a relatively stable overhead base which will also increase earnings per share as we grow.

Yours Sincerely,

Russell Templeton
Chief Executive Officer

Director's Overview

Bruce Judge
Executive Chairman

Bruce holds a Bachelor of Commerce Degree from the University of Canterbury, New Zealand, is a fellow of the Australian Insurance Institute and a past winner of the Investment Section of The Australian Business Awards.

He has been involved with a number of listed companies, is a private equity investor and founding chairman of the Royal Children's Hospital Foundation, Brisbane.

Bruce was appointed to the Board on 16 November 2004 and confirmed in office by Shareholders on 6 May 2005.

Lawrie Litzow
Non-Executive Director & Company Secretary

Lawrie is a Chartered Accountant with over 40 years experience in private practice and over 6 years experience as managing partner.

He is a director and secretary of ASX listed companies and a private equity investor.

His directorships and industry experience include mining, property and construction, IT, pharmaceuticals, media, marketing and financial services.

Lawrie was appointed to the Board on 16 November 2004 and confirmed in office by Shareholders on 6 May 2005.

Kenneth Rich
Non-Executive Director

Ken holds a Bachelor of Commerce Degree and Master of Business Administration and is a partner of BDO Kendall, Chartered Accountants and Advisers.

He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants.

Ken was appointed to the Board on 24 January 2005 and confirmed in office by Shareholders on 6 May 2005.

Russell Templeton
Director & Chief Executive Officer

Russell has successfully practiced as a lawyer for over 20 years with extensive commercial and litigation experience.

He was retained as consultant to, and then Chief Operating Officer and Chief Executive Officer of Collection House Ltd, an ASX listed debt portfolio manager.

Russell was appointed to the Board on 16 November 2004 and confirmed in office by Shareholders on 6 May 2005.

John W. Laurie
Non-Executive Director

John is a past director of Pyrmont Raw Materials Pty Ltd a private company operating in the fields of construction materials, transport and contracting, and former chairman of HomeLeisure Ltd, an ASX listed company with interests in house wares, giftware and entertainment products.

He is currently a director of Techstar Ltd, a number of private investment companies, a director of Twilight House Ltd involved in aged care and chairman of HMO Multimedia Australasia Pty Ltd a private entertainment company.

John was appointed to the Board on 27 July 2004 and confirmed in office by Shareholders on 4 November 2004.

Ian Skinner
Non-Executive Director

Ian has successfully practiced as a lawyer for over 30 years providing specialist strategic counsel and investment advice to internationally focused listed companies and high-net worth individuals and managed the migration to the USA of an Australian technology company.

He is currently a partner of Synkronos Legal.

Ian was appointed to the Board on 16 November 2004 and confirmed in office by Shareholders on 6 May 2005.

"I was in dire straits financially as a result of being off work and heard . . . about Impact Funding.

The help has not only been financial. Big companies are often hard to deal with but I regard the Impact staff as my friends who have always treated me as a person they care about."

FRANK, M
Client



The Impact Business Model

IMPACT Advances

IMPACT will only advance money to clients who have:

- no real dispute about their right to be paid – liability has either been admitted or assessed not to be in question, or the claim has been settled but not paid.
- an **'almost immediate'** right to be paid something substantial – **IMPACT** loans are made on the basis that most will be repaid within three to nine months.
- a clearly identifiable, secure, funded payment source, such as an insurer.
- a solicitor through whom the money will be paid.
- the ability to irrevocably promise repayment from the proceeds of the claim settlement to **IMPACT**.

IMPACT measures and controls its financial exposure by requiring all applications for IMPACT advances to be assessed by experienced lawyers, in accordance with our assessment procedures. If successful, clients are advanced up to 30% of the projected settlement payment.

Though we are providing 1% of our loans as a bad debt provision, we have not yet incurred any losses.

On settlement of a borrower's claim, IMPACT is repaid from the proceeds of the claim via the borrower's lawyer's trust account **before** the balance of the settlement payment is paid to the claimant.

Growth via Geographic and Product Diversification

IMPACT currently offers advances to claimants awaiting settlement of personal injury damages payouts, a Family Law product for people awaiting a property settlement, and a Deceased Estate product to beneficiaries of the estate.

The company has concentrated on marketing these products in Queensland since July, and more recently commenced its national and international expansion.

"Thanks very much for your help. A very efficient company to deal with."

IRENE, H
Client



The Impact Business Model (Continued)



IMPACT Competitive Advantages

First Mover

The absence of reputable lenders in this market creates a commercial opportunity for IMPACT. While this is a well-established market in the United States, IMPACT is the first company in Australia to provide a targeted pre-settlement lending structure. First mover advantage, together with the integrity of its loan procedures, gives IMPACT the opportunity to capture the dominant position in the market.

The potential and capability of IMPACT to do this is evidenced by the rapid growth since our launch in July 2004. In the first year of operations loans have grown steadily from $25,000 per month to current levels in excess of $1,500,000 per month. Most of this business has been generated in South-East Queensland.

IMPACT reached profitability in February 2005, only eight months after commencing business. A recent $6 million redeemable convertible note raising has provided an expanded base from which an ever increasing number of loan applications can be serviced.

There are three main categories of personal injury claims:

1 Workplace Injuries

Workplace injuries are covered by each State Government's compulsory workers' insurance, under which employers in every state are required to have cover.

2 Motor Vehicle Accidents

Road traffic accidents represent the second highest number of personal injury claims. They also involve early admission of liability by third party insurers.

3 Public Liability Insurance Claims

Statistics indicate public liability claims increased by 60% Australia-wide from 55,000 in 1998 to 88,000 in 2000, with a total of $1.18 billion paid out in 2000.



Market Research Overview

Each year in Queensland alone there are approximately 70,000 WorkCover claims and 10,000 injury related motor vehicle claims (CTP).

Australians lodge in excess of 350,000 claims for a personal injury annually, a multi-billion dollar potential market for Impact's products.

Research shows that households with a member suffering any kind of work restriction as a result of disability were particularly susceptible to financial hardship.

Impact's clients are persons in this situation, set to receive a certain compensatory payout, who require funds to offset hardship derived from their need to service existing commitments, or who simply want to avail themselves in the short term of anticipated financial resources.

There remains substantial growth opportunities for all three products in Queensland, and in the other Australian states. IMPACT's systems - based business model means this geographic expansion can be achieved with low risk and minimal increased administrative overheads.

This business model will work similarly for a number of planned products. IMPACT recently introduced an Outlay and Work In Progress Funding product through a new subsidiary, Impact Outlay Funding Pty Ltd. This product funds client disbursements which up until now a law firm had to carry until the settlement of the case.

Personal injury claims of all kinds have become an accepted part of Australian law and culture, and there is every expectation that this situation will continue in the future. The current economic and legal climate and the prevalence of household debt and consumerism create a ready-made market for short-term, non-recourse funding. Traditional finance houses are not prepared or equipped to supply this market, creating an opportunity to provide innovative services on which Impact Funding will capitalise.

The Impact Business Model (Continued)

Matrimonial

Unlike personal injury lawyers, family lawyers usually do not undertake work on a speculative or fee deferred basis. Money is required to be paid into the solicitor's Trust Account prior to any legal work being carried out. In many marriages, one party is solely reliant upon the other for financial support. With the break - down of the marriage, the non-income producing party is left with few options for the funding of living expenses and legal fees for what can be a drawn out period of 12-24 months.

IMPACT provides loans to people involved in divorce property settlements. The money that is borrowed from IMPACT can be used to pay for day-to-day expenses, as well as the payment of legal fees associated with the break-up of relationship property.

The matrimonial product has been in strong demand among both family law litigants and family lawyers themselves who are unwilling to defer their fees.

"My firm has recently been introduced to and embraced the Impact Funding product as a means of allowing our Family Law clients to gain access to their entitlement prior to a formal property settlement being finalized.

"The benefit to my firm is that rather than operating on a deferred payment system we can interim bill our clients monthly ... and hence our cash flow will improve tremendously."

McLAUGHLIN & ASSOCIATES

Deceased Estate

IMPACT provides loans to people who are to receive a distribution from a deceased estate. Often money that is borrowed from IMPACT is used for a range of reasons, such as purchase of property, purchase of a new motor vehicle, or to pay for day-to-day living expenses.

The loan will be advanced in circumstances where probate has been granted and the borrower can substantiate that they are entitled to receive a distribution from a pool of assets in the Estate.

The pilot deceased estate project commenced by IMPACT has demonstrated the market for this product, which is now being rolled out.

"It is refreshing to come across a company offering non-usurious loans to injured and often disadvantaged people."

ATTWOOD MARSHALL,
Lawyers

Impact Funding (UK) Ltd

Despite the established multi-billion dollar pre-settlement industry in the United States, the U.K., like Australia, has no established industry leader in this field.

Initial enquiry in the U.K. showed complicated regulatory issues were the probable cause of the U.K. not yet following the U.S. lead in this industry. However, many months work with leading consumer affairs lawyers in the U.K. has resulted in our U.K. company now lending. Much of the cost of this has been expensed in our last year's accounts.

The U.K. – and indeed Irish and European markets – dwarf that of Australia in size and potential. The equity funding of the U.K. company is also beyond our capacity to fund from Australia, given the early stage of our company's development in its home Australian market.

We have therefore funded the U.K. company with 10,000,000 10p shares partly paid issued to Impact Funding Ltd and further 20p 12% convertible notes issued to independent investors with options to subscribe for additional ordinary shares at 30p. The exercise of these options and the subscription to a further 10,000,000 shares at 20p by Impact Funding will result in Impact Funding holding 51% of a company with subscribed issued capital of £5,900,000.

These notes mature 30 June 2008 at which time there are put and call options in place so that we can purchase all outstanding shares not already owned at market valuation should we so wish. Alternatively, the U.K. company could be listed independently on a U.K. stock exchange.

In this way we have been able to maintain 51% of our U.K. subsidiary with minimum investment at the same time retaining the option of listing it or purchasing the minority interests in three years.

In view of the much greater size of the U.K. and European markets, we believe it best to keep both options open at this time.

It is interesting to note that lending in the U.K. by 31 December 2005 is likely to exceed that of Australia month-on-month.



Impact Outlay Funding Pty Ltd

Our growing relationship with our client solicitors has shown their increasing problem with funding their clients' personal injury disbursements to medical specialists and barristers and their clients' fees for significant matrimonial claims.

The growth in this funding for clients has resulted in multi-million dollar overdrafts for many solicitors' firms.

To overcome this, Impact is now providing funding direct to the client – but with recourse to the solicitor. This is highly secure lending and leads to expanded lending to the client as settlement of his or her claim approaches.

These outlays are being funded at lower rates than other personal injury loans. To release funds for higher rate lending, we have taken investor partners into this business.

Here again, there is great scope for debt funding so that our partners will receive a growing return on their funds invested which will compound as the book grows and debt funding introduced.

Impact Outlay Funding Pty Ltd has a capital of $5 million funded 51% by Impact UK and 49% by other investors.



Impact Capital Limited


Total Loan Book by Month
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05


Interest Book Growth by Month
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05

Key Performance Indicators


Cumulative Loan Applications by Month
1600
1400
1200
1000
800
600
400
200
0
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05


Cumulative Loan Book by Month
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Total Loans
Current Loans
Completed Loans

"Prior to your company's entry into the market place it was impossible to obtain outlay funding...
The application and repayment procedures are streamlined and the terms of funding have been well received by my clients.

It is refreshing to at last to find someone who understands personal injuries litigation."

GREVELLS,
Solicitors



A personal story



Brett McGowan was able to settle for what he was entitled thanks to Impact Funding – Living Money Loans

Brett McGowan was a professional Truck Driver for over 15 years and so was no stranger to road trauma having on one occasion personally administered CPR to save the lives of an elderly couple.

Nothing in his career however had prepared him for the life changing event that took place on a fateful August morning outside of Dalby, Q. His truck was passed on that wet morning by a young couple traveling in his opinion too quickly. Just 20 minutes later as he crested a rise Brett saw a plume of black smoke.

Pulling to the side of the road and walking down an embankment he came upon the young couple who had passed him previously, their car having left the road and collided with a tree. The collision had ruptured the vehicle's fuel tank, with flames beginning to rapidly spread.

As McGowan moved closer to the vehicle he could see that the young male was already engulfed in flames and he could hear the agonizing screams of the female passenger. As he tried to free the female passenger a large fireball erupted and the screaming stopped.

McGowan says that he was so overcome by what he saw that he cried for 24 hours straight. He tried to return to work, working for short periods but simply couldn't concentrate for any extended period without being overwhelmed by the tragedy. He was unable to get the fire he saw and the screams he heard out of his head.

He saw a psychiatrist and was diagnosed with PTSD – Post Traumatic Stress Disorder. After receiving WorkCover benefits for two years a panel of doctors concluded Brett had a 15% permanent disability and awarded $20,000. Brett also had a third party insurance claim in relation to the matter pending but this seemed to drag on. With WorkCover payments now terminated Brett and his family were living on a $470 per fortnight pension. Just the rent on the family home consumed $400 per fortnight.

Brett's third party mediation was progressing slowly with the insurer initially offering $100,000 and in February of this year $150,000.

Maurice Blackman Cashman McGowan's lawyers believed he was due $600,000. McGowan's personal life was in disarray . . . a mass of unpaid bills, pursued by debt collectors, his car about to be repossessed.

McGowan was referred to Impact Funding by his solicitors. As the insurer had admitted liability, his claim for a cash advance was processed in under 48 hours.

In late April, 2005 the insurer settled for substantially more than $600,000.

What would McGowan have done without Impact Funding? "I honestly don't know," he says. "I would have lost my car and just have filed for bankruptcy I guess."

What would McGowan have done without Impact Funding? "I honestly don't know," he says. "I would have lost my car and just have filed for bankruptcy I guess."

". . . many of our clients have to wait until the settlement of their matter before having the funds to pay legal fees.

We have now had several of our clients obtain funding through Impact Funding. This has resulted in a significant injection of cash into our business for unpaid fees and has ensured a more reliable cash flow.

We have found that many clients consider . . . pre-settlement funding . . . a sensible arrangement.

We appreciate the level of service that you have provided to clients . . . applications are always considered promptly, and we have found your follow up and helpful approach to be outstanding."

SHANN FAMILY LAWYERS

Were you happy with our service?
'Very Happy'.

How long did it take for your claim to be processed?
"Less than 48 hours."

Would you recommend our service?
"Definitely and already have."

"The staff are very friendly, efficient and sympathetic"

JOSEPH, M
Impact Funding
Client Feedback Survey



Impact Media Support – Electronic


No monthly payments.
No Credit Checks...

Impact Media Support – Print


Is a Personal Injury claim causing financial hardship?
Now you can access your payout in 48 hours.
Support to cover
• Living expenses
• Family Needs
• Medical Bills
• Special needs
• Rehabilitation
We can help you
www.impactfunding.com.au
Impact
1300 552 332


Are Divorce Settlement delays creating financial stress?
Now you can access your entitlement in 48 hours.
Assistance to cover
• Legal costs
• School fees
• Living expenses
• Family bills
• Repairs
• Travel expenses
Impact Advances require No Monthly Payments and are repaid directly from your settlement
We can help you
www.impactfunding.com.au
Impact
1300 552 332

Impact Media Support – Specialty


ASK ABOUT WIP FUNDING
Are deferred family law fees stretching your cash flow?
TO FIND OUT MORE CALL
1300 552 332
Impact

*"The benefit to our firm's cash flow . . .
has been of immeasurable assistance . . .
the simplicity of the tracking and
repayment process has made . . . each loan
straightforward.*

*Impact has demonstrated an in-depth
knowledge of the personal injury industry.*

*We have recommended your service to a
number of other personal injury firms."*

ROSTRON CARLYLE,
Solicitors

"Thanking all . . . for your help – helpful friendly voices all help to make a difficult time easier."

JANET, M
Client



Impact Capital Financial Statements 2005

Post Balance Date Events

The new financial year has begun with a total transformation of the company.

On 4 July 2005 the takeover of 100% of the issued capital of Impact Funding was completed. This has provided a new and profitable business for the company.

A change of name to Impact Capital Ltd completed the move from a loss making cleaning products company to a market leader in pre-settlement lending.

Impact Funding U.K. Ltd, now a subsidiary of this company, is just a few months behind its Australian parent in establishing itself in the United Kingdom and is likely to surpass Australian monthly lending by December 2005.

During August 2005, a subsidiary of Impact U.K. – Impact Outlay Funding Pty Ltd – was established to provide funding to Australian legal firms looking to fund clients' disbursements in personal injury and matrimonial matters.

In view of the strong demand for Impact's primary personal injury and matrimonial products in Australia, your Directors were reluctant to divert funds to these new ventures. Therefore whilst maintaining majority ownership and control of the companies your directors have been able to fund these initiatives through partnering with trusted sophisticated investors.

To fund these operations we have therefore placed 12% convertible notes and options in the U.K. company and equity in the Outlay company.

As this report covers only the historical winding-up of the former Big Kev's cleaning business and therefore does not give a picture of the company as it is now, we have prepared a pro-forma unaudited consolidated Balance Sheet on the following page to give shareholders a clear view of the company as it now stands.



Pro Forma Balance Sheet

Impact Capital Limited (incorporating Impact Funding Limited)	Pro Forma Consolidated Post raisings
CURRENT ASSETS	
Cash assets	4,384,778
Receivables	6,656,444
Inventories	1,666
Other current assets	95,561
TOTAL CURRENT ASSETS	11,138,449
NON-CURRENT ASSETS	
Property, plant and equipment	89,302
Intangible assets	429,983
Other financial assets	-
Other	-
TOTAL NON-CURRENT ASSETS	519,285
TOTAL ASSETS	11,657,734
CURRENT LIABILITIES	
Payables	604,233
Interest bearing liabilities	11,441
Provisions	76,929
TOTAL CURRENT LIABILITIES	692,603
NON-CURRENT LIABILITIES	
Redeemable Convertible Notes @ 12%	6,000,000
TOTAL NON-CURRENT LIABILITIES	6,000,000
TOTAL LIABILITIES	6,692,603
NET ASSETS	4,965,131

Directors' Report

The directors present their report together with the financial statements for Impact Capital Limited ("the Parent Entity") for the year ended 30 June 2005 and the auditor's report thereon.

DIRECTORS

The Directors of the Parent Entity at any time during the financial year and until the date of this report are:

Name, qualifications and independence status	Experience and special responsibilities
Mr Bruce R Judge B Com **Executive Chairman** Appointed on 16 November 2004	Chairman Member of Remuneration Committee Bruce Judge has been involved with a number of listed public companies. He is a private equity investor and has been previously: • A fellow of the Australian Insurance Institute; • Founding chairman of the Royal Children's Hospital Foundation, Brisbane; • Founding director of Paul Morgan Stockbroking, now ABN AMRO Morgans Limited; • Past winner of the investment section of the Australian Business Awards as chairman of Ariadne Australia Limited. Other listed company directorships in the last three years: Nil
Mr Russell E Templeton LLB **Director and Chief Executive Officer** Appointed on 16 November 2004	Chief Executive Officer Russell Templeton has been in practice as a lawyer for over twenty years and has extensive commercial and litigation experience. Russell has also: • been involved with a network of legal practitioners; • owned licensed commercial agencies; • been consultant to and then chief operating officer and chief executive officer of Collection House limited, an ASX listed debt portfolio manager. Other listed company directorships in the last three years: Nil
Mr Lawrence J Litzow FCA, ACIS **Non executive Director and Company Secretary** Appointed on 16 November 2004	Chairman of Risk Management Committee, Member of Audit Committee. Lawrie Litzow is a Chartered Accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services. Laurie has been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He also consults and advises on matters such as IPO's and economic loss assessments for courts of law. Other listed company directorships in the last three years: • Tamawood Limited • Diatreme Resources Limited • Occupational & Medical Innovations Limited
Mr Kenneth Rich B Com, MBA, PNA **Independent Non Executive Director** Appointed on 24 January 2005	Non Executive Director Chairman of Audit Committee, Member of Remuneration Committee. Kenneth Rich is a partner of BDO Kendalls, Chartered accountants and Advisors and has completed his Master of Business Administration degree. He also holds a Bachelor of Commerce and a Diploma in Business. He is a member of the Australian Institute of Company directors and the Institute of Management Consultants. Other listed company directorships in the last three years: Nil
Mr Ian Skinner BA, LLB **Non Executive Director** Appointed on 16 November 2004	Non Executive Director Ian Skinner is a lawyer, private equity investor and company director and is presently a consultant to Synkronos Legal. Other listed company directorships in the last three years: Nil

Directors' Report

Mr John W Laurie
B Ec, FCPA

Independent Non Executive Director

Appointed on 21 August 2004

Non Executive Director
Chairman of Remuneration Committee, Member of Audit Committee.

John Laurie is a past director of Pyrmont Raw Materials Pty Ltd, a private company based in Sydney with business in construction materials, transport and contracting. John is also a director of Techstar Limited and a number of private investment companies.
John was formerly the Chairman of HomeLeisure Limited, an ASX listed company having business interests in housewares, giftware and entertainment related products. He is also Chairman of Twilight House Ltd, an aged care and retirement charitable organisation in the Northern Sydney region, and deputy chairman of HMO Multimedia Australasia Pty Ltd, a private entertainment company.
Other listed company directorships in the last three years:

- HomeLeisure Limited
- Techstar Limited

Mr Samuel Bass

Non Executive Director

Appointed on 21 September 2003 and resigned on 29 April 2005

Non Executive Director

Sam Bass has had experience in business reconstruction and development in South Africa and Australia. Sam was involved in the reconstruction of Skansen Holdings Ltd (now HomeLeisure Ltd)
Other listed company directorships in the last three years:

- HomeLeisure Limited

Mr Kevin R McQuay

Former Executive Chairman

Appointed in 2000 and resigned on 16 November 2004.

Former Executive Chairman

Mr McQuay moved to the Gold Coast in 1979 after training in real estate and sales in Victoria and then the United Kingdom. He established the Big Kev business in 1992 and led it until his resignation in November 2004
Other listed company directorships in the last three years: Nil

Mr Greg Litster

Alternate Director

Appointed 9 March 2005 and resigned on 10 June 2005

Greg has been a solicitor for more than 20 years, representing leading private and listed companies and government organisations locally and internationally. He is a former senior commercial dispute resolution partner of Asia Pacific Law Firm, Deacons. Greg is a member of Australian Institute of Company Directors, Institute of Arbitrators and Mediators of Australia and INSOL, and is a Registered Mediator.
Other listed company directorships in the last three years: Nil

COMPANY SECRETARY
Lawrence Litzow FCA, ACIS
Company Secretary appointed 16 November 2004.
Lawrence Litzow is also a non executive director of Impact Capital and details of his qualifications and previous experience is listed above.

OFFICERS WHO WERE PREVIOUSLY PARTNERS OF THE AUDIT FIRM
No person who was an officer of the Company during the financial year was previously a partner of the current audit firm, Bentleys MRI.

DIRECTORS' MEETINGS
The number of directors' meetings (including meetings of committees of directors) and the number of meetings attended by each of the directors (or their nominated alternate director) of the Responsible Entity during the financial year are:

	Board Meetings		Audit & Risk Management Committee Meetings	
Director	A	B	A	B
Bruce Judge	9	10	-	-
Russell Templeton	9	10	-	-
Lawrence Litzow	10	10	-	-
John Laurie	16	16	5	5
Kenneth Rich	3	4	-	-
Ian Skinner	9	10	-	-
Samuel Bass	14	14	5	5
Kevin McQuay	6	6	-	-
Greg Litster (alternate)	1	1	-	-
Company Secretary / Compliance Officer				
Lawrence Litzow	10	10	-	-

A = Meetings attended B = Meetings held whilst being a director

Directors' Report (Cont'd)

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Impact Capital Limited ("the Company") is responsible for the corporate governance of the consolidated entity comprising Impact Capital Limited and its controlled entities.

The Board:

1. Guides and monitors the business and affairs of the Company on behalf of the Company's members to whom they are accountable.
2. Provides corporate strategy and guidance
3. Reviews appropriate plans and annual budgets, including allocation of resources and capital expenditure
4. Monitors financial performance
5. Protects and enhances the Company's reputation
6. Ensures compliance with regulatory and other requirements, and manages risks to the Company and its business
7. Appoints the Chief Executive Officer and appraises his performance.

Day to day management of the Company's affairs and the implementation of the corporate strategy and policy is delegated to the Chief Executive Officer and the senior executives. The delegation policy is reviewed at least annually.
The Board has established the following guidelines to ensure the effective operation and discharge of its responsibilities.

Composition of the Board

The Board comprises up to seven Directors of whom at least two will be independent Directors and the majority Non executive. The Board will comprise Directors with an appropriate blend of qualifications and expertise. The Board meets at least monthly.

- One of the executive directors shall be the Chief Executive Officer. The Chief Executive Officer will not be the chairperson of the board.
- The board shall contain a blend of expertise in: Accounting and finance
  Marketing and sales
  Finance or related industries
  CEO-level experience

The Board currently comprises two executive Directors and four non-executive directors, of which two are independent directors. The chairman is an executive director. Details of each member of the Board, including their experience, qualifications, term of office and status and their respective shareholdings are set out in the Directors' Report. The non executive directors meet at least twice annually without the presence of management, to discuss the operation of the Board and a range of relevant matters. Matters arising from these meetings are shared with the full Board.

The Board undertakes an annual review of the performance of the board and the individual directors and examines the appropriate mix of skills to ensure maximum effectiveness and contribution to the results of the Company's business.

Chairman and Chief Executive Officer

The Chairman is responsible for

1. Leading the Board,
2. Ensuring that all Board members are properly briefed on all relevant matters
3. Facilitating Board discussions and
4. Managing the Board's relationship with senior management.

The Chief Executive Officer is responsible for

1. Management of the day to day activities of the Company
2. Implementation of the Company's policies and strategies.

Board Committees

The Board has established the following committees:

- Audit Committee
- Risk Management Committee
- Remuneration Committee
- Nomination Committee

It is the Board's policy that a non executive Director chair each committee and that each committee have a majority of members being non executive Directors.

Audit Committee

The Board has established an Audit Committee which operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, the reliability of financial information and non-financial considerations such as the benchmarking of operational key performance indicators. The Audit committee provides a forum for effective communication between the Board and the external auditor. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial report. The Audit Committee comprises a majority of non-executive Directors

The audit committee meets at least once a year with the auditors without the presence of any executive members.

The members of the Audit Committee are: Mr Ken Rich (Chairman)
Mr John Laurie
Mr Lawrie Litzow
Mr Neil Lucas (Chief Financial Officer)

Details of the qualifications of the director members are shown in the Directors' details.

External Auditors

The Company and the Audit Committee policy have engaged auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually.

It is the policy of the external auditors to provide an annual declaration of independence to the Audit Committee.

The external auditor is requested to attend the Annual General Meeting of the Company and be available to answer shareholder questions about the

Directors' Report (Cont'd)

CORPORATE GOVERNANCE STATEMENT (Cont'd)

Remuneration Committee
The Board is responsible for determining and reviewing compensation arrangements for the Directors and the executive team. The Board has established a remuneration committee comprising two non executive Directors and one executive Director. The committee members are:

Mr John Laurie (Chairman)
Mr Bruce Judge
Mr Ken Rich

Details of the qualifications of the members are shown in the Directors' details.

Nomination Committee
The Board as a whole comprises the Nomination Committee. Responsibilities include Board succession as well as evaluation of Directors' performance and competencies.

The committee:

1. Conducts an annual review of the membership of the Board having regard to the present and future perceived needs of the Company and makes recommendations as considered appropriate to be considered at a Board meeting.
2. Annually examines the independence status of each director.
3. Oversees the annual review and assessment program.

Risk Management Committee
The prime purpose of the Risk Management Committee is to identify those areas of risk which are most likely to cause major disruption and damage to the business of the Company and to implement, with Board approval, plans and procedures which will mitigate any damage.

The Risk Management Committee will meet as often as considered necessary but not less than three times per year.

The Committee is responsible for:

1. The identification of the major risks to the Company and its business.
2. Prioritising the risks according to perceived likelihood of occurrence and impact.
3. The measurement of the financial and other effects of risks identified.
4. Design of risk minimisation techniques and procedures.
5. Recommendations to the Board of risk minimisation implementation.
6. Implement Board approved plans and procedures.

The composition of the committee will consist of persons who have the relevant experience, qualifications and skills in the business of the Company, its industry and business generally to competently discharge their responsibilities as a member of the committee.

The Company risk management policy and the operation of the risk management and compliance system are managed by the Company Risk Management Committee. The Board receives a report from the committee following each meeting of that committee.

The identification of risk and its management is an ongoing process in the context of a growing and changing business and regulatory environment, and the committee is constantly re-examining its recommendations to ensure that new risks and changes to existing risks are identified, understood and the appropriate responses structured and put into effect.

The committee members are: Mr Lawrie Litzow (Chairman)
Mr Ken Rich
Mr Brian Gebauers (Chief Operating Officer)

Details of the qualifications of the director members are shown in the Directors' details.

Corporate Reporting
The Chief Executive Officer will be required to make the following certifications to the Board:

1. That the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and are in accordance with the relevant accounting standards.
2. That the above statement is based on a sound system of risk management and internal compliance and control and which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control is operating efficiently and effectively in all material respects.

Independent Professional Advice and Access to Company Information.
Each Director has the right of access to relevant company information and the executive management team. Directors may seek independent professional advice at the Company's expense prior to consultation with the Chief Executive Officer and with approval from all Directors at a Directors' meeting. A copy of advice received by the Director is made available to all other members of the Board.

Conflicts of Interest
In accordance with the Corporations Act and the Company's Constitution, the Directors must advise the Board on an on-going basis of any interests that might conflict with those of the Company. Where the Board believes that a conflict exists, the Director concerned is not permitted to be present at the meeting when the relevant issue is considered and does not receive the relevant Board papers.

Code of Conduct
Directors bear individual responsibilities for the performance of their duties before the law, and collective responsibility for the behaviour of the Board.

The following code of conduct encompasses the legislative and common law requirement of directors, as well as the specific behaviours that Impact Capital Limited ("Impact Capital" or "the company") expects of directors.

Impact Capital has adopted the code of conduct as pronounced by the Australian Institute of Company Directors. This code provides that:

1. A director must act honestly, in good faith and in the best interests of the company as a whole

Directors' Report (Cont'd)

CORPORATE GOVERNANCE STATEMENT (Cont'd)

Code of Conduct (Cont'd)

3. A director must use the powers of office for a proper purpose, in the best interests of the company as a whole.
4. A director must recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interests of all stakeholders of the company.
5. A director must not make improper use of information acquired as a director.
6. A director must not take improper advantage of the position of director.
7. A director must not allow personal interests, or the interests of any associated person, to conflict with the interests of the company.
8. A director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the Board.
9. Confidential information received by a director in the course of the exercise of directional duties remains the property of the company from which it was obtained and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by that company, or the person from whom the information is provided, or is required by law.
10. A director should not engage in conduct likely to bring discredit upon the company.
11. A director h

Shareholder Relations and Market Disclosure

The Board aims to ensure that shareholders and other stakeholders have equal and timely access to material information concerning the Company. Information is communicated through

- The annual report which is distributed to all shareholders and the Australian Stock Exchange
- Notices of the Annual General Meeting and other meetings of members called as required to obtain approval for Board action.
- Timely announcements through the Australian Stock Exchange announcements platform
- The half-year report containing summarised financial information and a review of operations for that period.

The Board encourages full participation of shareholders at the Annual General Meeting.

Guidelines for Trading Company Securities

The Board has approved and communicated a policy on the trading of its securities by Directors and employees. Company policy prohibits Directors and employees from dealing in Company shares during the period commencing 60 days prior to the release of the Company's results, and at any other time during the year whilst in possession of price sensitive information.

This policy statement applies to directors, officers and employees ("designated officers") of Impact Capital Limited. ("Impact Capital" or "the company"). This policy statement also applies to directors, officers and employees of any subsidiary company of Impact Capital.

The Corporations Act specifically prohibits a person from purchasing or selling shares where such person (called "an insider") possesses information that is not generally available but, if the information were generally available, would have a material effect on the price of shares in Impact Capital.

The law also prohibits a person from procuring others to trade when the designated officer is precluded from trading.

This prohibition extends to external advisers and designated officers who should be aware of the need to enforce confidentially against such external advisers, where appropriate.

Designated officers must provide notification to the company secretary of intended trading activity in Impact Capital's shares. The exception to this requirement is for the trading of shares under a Dividend Re-investment Plan, or Employee Share Plan.

Written confirmation or a copy of the contract note evidencing the share trading transaction must be provided to the company secretary within 4 business days of the transaction.

A trading "black-out" will occur during the following times:

- 60 days prior to the release of the half-year and 30 June preliminary financial statements and the dividend announcement.
- 60 days prior to any dividend announcement.
- 30 days prior to any intending announcement which a reasonable person would expect to have a material effect on the price or value of Impact Capital shares.

The chairman may exercise his discretion to permit trading by designated officers in specific circumstances. Such circumstances include financial hardship or circumstances of a personal nature.

This trading policy applies to financial products issued or created over Impact Capital shares by third parties.

This policy does not prohibit designated officers from entering into a transaction in associated products which operate to limit the economic risk of their shareholdings in Impact Capital.

The board recognises the benefits of equity participation by employees and directors and encourages employees and directors to acquire equity in the company in the appropriate circumstances.

International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application of reporting periods beginning on or after 1 January 2005. The AASB will issue AASB equivalents to IFRS, and Urgent Issues Group abstracts corresponding to the International Financial Reporting Interpretations adopted by the International Accounting standards Board. These Australian Pronouncements will be known as Australian International Financial Reporting Pronouncements (AIFPRs). The adoption of AIFRPs will first be reflected in the Company's financial statements for the half year ending 31 December 2005 and the year ending 30 June 2006.

The transition to AIFRS is being managed through the following measures:

1. Examination of impacts to isolate those areas where changes are required to adjust the Company's information systems and reporting style to comply with the new requirements.
2. Consultation with our financial advisors and auditors to ensure acceptance of changes at a review level.
3. Involvement of the Board to ensure understanding at the highest level so as to allow decisions to be made with full awareness of the effect on the Company's reporting requirements.
4. Implementing changes required after careful examination and planning of the processes to arrive at the optimum outcome.
5. Instituting appropriate staff training to achieve an appropriate level of understanding and implementation.

Directors' Report (Cont'd)

CORPORATE GOVERNANCE STATEMENT (Cont'd)

PRINCIPAL ACTIVITY
The principal activity of the Group during the course of the financial year was the marketing and distribution of household cleaning products manufactured in Australia.

OPERATING & FINANCIAL REVIEW
The company marketed the Big Kev range of household cleaning products in Australia through major retail outlets, principally supermarkets, but also through a retail shop in a major shopping centre in South East Queensland. Trading results in the retail outlet were discontinued in December 2004. The supermarket business reduced markedly in the second half of the year and was discontinued shortly after 30 June 2005.

The loss for the year after income tax Group was $1,292,729 (2004 - loss $1,247,583.)

Employees
The company had no employees at 30 June 2005.

Earnings per share

	Year ended 30 June 2005	Year ended 30 June 2004
Basic Loss per share	32.3 cents	31.2 cents
Diluted Loss per share	32.3 cents	31.2 cents

DIVIDENDS
No dividends were paid during the year.

EVENTS SUBSEQUENT TO REPORTING DATE
The company has had three significant events subsequent to balance date:

- On 1 July 2005, pursuant to a vote of shareholders at an Extraordinary General Meeting held on 6 May 2005, and a prospectus dated 22 June 2005, and lodged with the ASX and ASIC, the company acquired all the issued shares in Impact Funding Limited, on the basis of two shares being issued for each Impact Funding Limited share.
- On 4 July 2005, pursuant to an information memorandum, the company issued, at $1 each, six million redeemable, transferable unsecured notes, convertible on or before the redeemable date of 30 June 2007, on a one to one basis, into ordinary shares in the company.
- Based on a prospectus lodged with the ASX and ASIC on 5 July 2005, and which closed, oversubscribed, on 26 July 2005, the company issued 500,000 ordinary shares at an issue price of $1 each.

LIKELY DEVELOPMENTS
The consolidated entity has discontinued its activities in the marketing of cleaning products and will continue to increase its activities in the area of pre-settlement lending both in Australia and internationally. Fundraising initiatives to finance this expansion will be embarked upon as and when required.

DIRECTORS' INTERESTS
As at balance date of this report, the relevant interests of the directors in the securities of Impact Capital Limited were as follows:

Director:	No of Shares	No of Options
Bruce Judge	70,000	-
Russell Templeton	70,000	-
Lawrence Litzow	70,000	-
Ian Skinner	70,000	-
John Laurie	27,500	-

SHARE OPTIONS
No options have been granted over the unissued shares of Impact Capital Limited during or since the end of the financial year.

INDEMNIFICATION *and* INSURANCE OF OFFICERS AND AUDITORS
Impact Capital Limited has indemnified its directors or those of its controlled entities against any liability to another person that may arise from their position in the company or its controlled entities.

The company has no insurance policy and has paid no premiums in respect of directors' and officers' liability and legal expenses.

The company has also not entered into any agreement with their current auditors, Bentleys MRI, indemnifying against claims from third parties arising from their report on the annual report, or their position as auditor.

NON-AUDIT SERVICES
During the year Bentleys MRI, the company's auditor, has not performed any non-audit services that would compromise the auditor independence requirements of the Corporations Act 2001.

REMUNERATION REPORT
The Board has established a Remuneration Committee which is responsible for determining and reviewing the remuneration arrangements for directors, the Chief Executive Officer (CEO) and the specified executives. The members of the remuneration committee are Mr John Laurie, Mr Ken Rich and Mr Bruce Judge. The Group's remuneration policy is to ensure that remuneration packages properly reflect the person's duties and responsibilities and that the remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Directors' Report (Cont'd)

Remuneration Report (Cont'd)

Specified Directors
The names and position held by each person holding a position of specified director of the Company during the year to 30 June 2005 were:

Bruce Judge	Chairman Member of Remuneration Committee	Ian Skinner	Director
Russell Templeton	Managing Director	Ken Rich	Director Member of Remuneration Committee Chairman of Audit Committee Member of Risk Committee
Lawrence Litzow	Non Executive Director & Company Secretary Member of Audit Committee Chairman of Risk Comittee	John Laurie	Chairman of Remuneration Committee Member of Audit Committee
Kevin McQuay	Former Chairman	Sam Bass	Former Non Executive Director
Greg Litster	Former Alternate Director		

Specified Executives
Under the provisions of AASB 1046 "Director and Executive Disclosures by Disclosing Entities" there are no further employees or other members of the organization who would fit the definition of specified executive. This is due to the high degree of involvement of Executive Directors.

The remuneration structures are designed to attract suitably qualified candidates, reward the achievement of strategic objectives and the contribution to growth in security holder value. The remuneration structures take into account a number of factors including the experience and abilities of the directors, CEO and executives, their performance in their role and the overall performance of the Company. The remuneration is also structured having regard to remuneration paid in the industry to individuals in comparable positions, bearing in mind the need to ensure the Company retains and attracts the best candidates.

Remuneration consists of base remuneration (which is calculated on a total basis and includes any Fringe Benefits Tax costs associated with employee benefits) as well as contributions to superannuation funds. Remuneration levels are reviewed annually by the Remuneration Committee through a process that takes into account the above considerations.

Non executive directors do not receive performance based remuneration.

Termination Benefits
Notice periods and termination benefits as required by the law apply to each of the specified directors and executives.

DISCUSSION ON THE RELATIONSHIP BETWEEN THE REMUNERATION POLICY AND GROUP'S PERFORMANCE.

In considering the Group's performance and the benefits for security holder's wealth the Remuneration Committee has regard to the forecasts and the actual results achieved. Whilst the performance is a significant factor, the Remuneration Committee looks at a range of factors in addition to this when evaluating the contribution of the Chief Executive Officer and other executives.

Following an independent assessment of the company's position in December 2004 the Board elected to suspend payments to directors until a viable alternative strategy had been determined for the company. The only amounts paid to directors were an amount of $35,400 to Lawrence Litzow for services relating to the restructuring of the company.

Directors' and Executives' Remuneration
Details of the nature and amount of each major element of the remuneration of each director of the Company are as follows:

	Annual Emoluments				Long Term Emoluments	
	Base Fee $	Car $	Consultancy $	Termination and similar payments $	Options Granted Number	Superannuation $
K. McQuay	20,692	12,299	36,667	188,156	-	1,862
S. Bass	11,583	-	33,000	-	-	-
C. Liberiou	4,083	-	-	-	-	-
J. Laurie	6,583	-	-	-	-	-
L. Litzow	-	-	35,400	-	-	-
B. Judge	-	-	-	-	-	-
R. Templeton	-	-	-	-	-	-
I. Skinner	-	-	-	-	-	-
K. Rich	-	-	-	-	-	-

Total remuneration of all specified directors was $350,325.

Remuneration of the former Executive Chairman was determined by the Board. In this respect, consideration is given to normal commercial rates of remuneration for similar levels of responsibility. There were no bonuses or options provided.
Non executive directors remuneration comprises fixed fees determined having regard to the level of responsibility including committee memberships, industry practice and the need to obtain appropriately qualified independent persons. Two non executive directors have also been paid consultancy fees for specific services provided as experts. Fees do not contain any non-monetary benefits.

Signed in accordance with a resolution of the Directors.

Bruce Judge

Bruce Judge
Director
Brisbane, 29 September 2005

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS

A MEMBER OF MOORES ROWLAND INTERNATIONAL

Bentleys mri
Thinking ahead

Melbourne
Bentleys MRI
ABN [illegible]
Audit & Assurance Services Division

Level 7, 114 William Street
Melbourne Vic 3000

GPO Box [illegible]
Melbourne Vic 3001

T +61 3 9274 0600
F +61 3 9274 [illegible]

audit@melb.bentleys.com.au
www.bentleys.com.au

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF IMPACT CAPITAL LIMITED

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2005 there have been:

a) No contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation the audit; and

b) No contraventions of any applicable code of professional conduct in relation to the audit.

BENTLEYS MRI	**MARTIN FENSOME**
CHARTERED ACCOUNTANTS	**PARTNER**

Dated this 29th day of September 2005

Statements of Financial Performance

Year to 30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
Revenue from ordinary activities					
Sale of goods	2	**439,381**	1,074,549	**420,921**	1,016,883
Cost of goods sold	3	**(413,907)**	(833,905)	**(392,886)**	(779,952)
Gross Profit		**25,474**	240,644	**28,035**	236,931
Other revenue from ordinary activities	2	**24,696**	61,693	**24,696**	61,693
Expenses:	3				
Distribution		**(83,750)**	(223,460)	**(83,750)**	(212,779)
Marketing		**(214,766)**	(121,529)	**(214,766)**	(115,995)
Corporate		**(144,510)**	(116,759)	**(144,510)**	(116,759)
Administration		**(610,285)**	(298,914)	**(554,007)**	(287,783)
Employment		**(143,816)**	(272,365)	**(143,816)**	(249,679)
Occupancy		**(137,647)**	(108,683)	**(79,058)**	(77,879)
Write down of goodwill and trademarks		**(8,125)**	(408,210)	**(8,125)**	(408,210)
Write down of receivable		-	-	**(66,251)**	(128,290)
(Loss) from ordinary activities before income tax expense		**(1,292,729)**	(1,247,583)	**(1,241,552)**	(1,298,750)
Income tax expense	4	-	-	-	-
Net (loss) attributable to members of the company		**(1,292,729)**	(1,247,583)	**(1,241,552)**	(1,298,750)
Total changes in equity other than those resulting from transactions with owners as owners		**(1,292,729)**	(1,247,583)	**(1,241,552)**	(1,298,750)
		Cents	Cents	**Cents**	Cents
Basic earnings per share	21	**(32.3)**	(31.2)	**(31.0)**	(32.5)
Diluted earnings per share	21	**(32.3)**	(31.2)	**(31.0)**	(32.5)

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

At 30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
CURRENT ASSETS					
Cash assets	17	**777,131**	470,742	**777,131**	470,412
Receivables	5	**4,388**	57,664	**4,388**	89,151
Inventories	6	**1,666**	316,968	**1,666**	299,977
Other current assets	7	**42,619**	23,886	**42,619**	18,717
TOTAL CURRENT ASSETS		**825,804**	869,260	**825,804**	878,257
NON-CURRENT ASSETS					
Property, plant and equipment	8	**-**	114,898	**-**	61,144
Intangible assets	9	**-**	8,125	**-**	8,125
Other financial assets	10	**1,542,816**	-	**1,542,816**	-
Other	11	**-**	-	**10**	30
TOTAL NON-CURRENT ASSETS		**1,542,816**	123,023	**1,542,826**	69,299
TOTAL ASSETS		**2,368,620**	992,283	**2,368,630**	947,556
CURRENT LIABILITIES					
Payables	12	**236,162**	89,977	**236,162**	96,417
Interest bearing liabilities	13	**2,562,441**	22,774	**2,562,441**	22,774
Provisions	14	**-**	1,284	**-**	1,284
TOTAL CURRENT LIABILITIES		**2,798,603**	114,035	**2,798,603**	120,475
NON-CURRENT LIABILITIES					
Interest bearing liabilities		**-**	15,502	**-**	15,502
TOTAL NON-CURRENT LIABILITIES		**-**	15,502	**-**	15,502
TOTAL LIABILITIES		**2,798,603**	129,537	**2,798,603**	135,977
NET ASSETS		**(429,983)**	862,746	**(429,973)**	811,579
EQUITY					
Contributed equity	15	**7,512,275**	7,512,275	**7,512,275**	7,512,275
Accumulated losses	16	**(7,942,258)**	(6,649,529)	**(7,942,248)**	(6,700,696)
TOTAL EQUITY		**(429,983)**	862,746	**(429,973)**	811,579

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Year ended 30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		490,925	1,303,211	470,438	1,273,480
Payments to suppliers and employees		(1,200,501)	(1,743,064)	(1,113,433)	(1,611,450)
Interest received		17,091	46,578	17,091	46,578
Borrowing costs		(13,560)	(4,128)	(13,560)	(4,128)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	17	(706,045)	(397,403)	(639,464)	(295,520)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant & equipment		-	(61,470)	-	(3,876)
Proceeds on disposal of non-current assets		30,884	-	30,884	-
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		30,884	(61,470)	30,884	(3,876)
CASH FLOWS FROM FINANCING ACTIVITIES					
Disposal of subsidiary companies		201	-	201	-
Loans received		2,562,441	-	2,562,441	-
Loan to subsidiary company		-	-	(66,251)	(159,777)
Loans advanced		(1,542,816)	-	(1,542,816)	-
Repayment of borrowings		(38,276)	(24,191)	(38,276)	(24,191)
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		981,550	(24,191)	915,299	(183,968)
NET INCREASE/(DECREASE) IN CASH HELD		306,389	(483,064)	306,719	(483,364)
Cash at the beginning of the financial year		470,742	953,806	470,412	953,776
CASH AT THE END OF THE FINANCIAL YEAR	17	777,131	470,742	777,131	470,412

Financing arrangements	17 (c)
Non cash financing and investing activities	17 (d)

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost conventions, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies are consistent with those of the previous year. The financial report covers the economic entity of Impact Capital Limited and controlled entities, and Impact Capital Limited as an individual parent entity. Impact Capital Limited is a listed public company, incorporated and domiciled in Australia.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by IMPACT CAPITAL LIMITED as at 30 June 2005 and the results of all controlled entities for year then ended. IMPACT CAPITAL LIMITED and its controlled entities together are referred to in the financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Basis of Accounting – Going Concern Concept

The economic entity incurred a loss for the year ended 30 June 2005 of $1,292,729 (2004: $1,247,583) bringing the accumulated losses of the economic entity to $7,942,258. The economic entity's revenue from the sales has been insufficient to service its normal operating expenses. As a result, the operations of the economic entity for the year ended 30 June 2005 were funded out of the cash reserves from previous share issues, and by borrowings.

Due to the events listed in note 20, the directors are confident the economic entity will develop sufficient revenue from its new operations to satisfy all contractual and other financial obligations.

(c) Trade and other receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred. Receivables from related parties are recognised and carried at the nominal amount due.

(d) Inventories

Inventories for resale are valued at the lower of cost and net realisable value on a First-In-First-Out basis. Inventories include packaging, which is accounted for on the same basis.

(e) Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value using a market determined risk adjusted discount rate.

(f) Depreciation of Property, Plant and Equipment

Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the economic entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Plant and Equipment	5-15 years
Leasehold improvements	the lease term

There has been no change in these rates from the prior financial year.

(g) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense as incurred.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Company are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and recognised as expense in the Statement of Financial Performance.

(h) Intangibles

Goodwill

Goodwill is recognised at the amount by which the purchase price for the business acquired exceeded the fair value attributed to its net assets at the date of acquisition. Purchased goodwill is amortised on a straight-line basis over a period of twenty years. The balance is reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

Notes to the Financial Statements

30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Intangibles (Cont'd)
Trademarks
Trademarks are recognized at cost of acquisition and are amortised over a period of twenty years from the date of acquisition. Trademarks represent the purchase consideration allocated to a range of hard surface cleaning products. Unamortised costs are reviewed at each report date to determine whether any portion of the unamortised costs are no longer recoverable, and, if so, are written off.

(i) Trade and other payables
Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(j) Loans and borrowings
All loans are measured at the principal amount. Interest is recognised as an expense as it accrues.

(k) Share capital
Ordinary share capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(l) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Control of the goods has passed to the buyer.

Interest revenue
Interest revenue is recognised as it accrues, taking into account the effective yield on the financial assets.

(m) Income tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is recognised as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not recognised as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

The income tax expense for the year is calculated using the 30% tax rate. No adjustment to the deferred tax balance was necessary as the future income tax benefit relating to tax losses had not been recognised as an asset.

(n) Employee benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used. Employee benefit expenses are recognised as an expense on a net basis in their respective categories.

(o) Earnings per share
Basic earnings per share is determined by dividing the profit/(loss) from ordinary activities after related income tax expense by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share is determined by dividing the profit/ (loss) from ordinary activities after related income tax expense, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year.

(p) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Discontinuance of operations
Subsequent to balance date the company ceased its operations in the distribution of cleaning products and acquired 100% of the issued capital of Impact Funding Limited, a company engaged in pre-settlement lending (refer note 20).

(r) Comparative figures
Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(s) Adoption of Australian Equivalents to International Financial Reporting Standards
Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

Notes to the Financial Statements

30 June 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(s) Adoption of Australian Equivalents to International Financial Reporting Standards (Cont'd)
The directors are of the opinion that the key differences in the economic entity's accounting policies on conversion to Australian Equivalents to International Financial Reporting Standards (AIFRS) and the financial effect of these differences, where known, are as follows. Users of the financial statements should note, however, that the amounts disclosed could change if there are any amendments by standard setters to the current AIFRS or interpretation of the AIFRS requirements changes from the continuing work of the economic entity's AIFRS committee.

Impairment of Assets
The economic entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy. Goodwill not amortised would be reduced to $nil on the basis of this impairment test with the resulting write-down of $8,125.

Share based Payments
Current company policy is to expense any share-based payments made in connection for services received. The introduction of the new standard AASB 2: Share-based Payments will require the company to also expense any options granted to employees.

Financial Instruments
Under AASB 139: Financial Instruments: Recognition and Measurement, financial instruments that are classified as available for sale instruments must be carried at fair value. Unrealised gains or losses may be recognised either in income or directly to equity. Current accounting policy is to measure non-current investments at lower of cost or recoverable amount, with a periodic review by directors to ensure that the carrying amounts are not in excess of the recoverable value of the instrument.

Intangible assets
AASB 138 "Intangible Assets" generally requires derecognition of all items that do not qualify as identifiable intangible assets. The transition rules allow items that were purchased as part of a business combination and do not qualify as an identifiable intangible to be transferred back to the related goodwill balance.
Amortisation of goodwill will no longer be permitted under the new standard. At the date of adoption of AIFRS goodwill will be allocated to cash generating units of the entity and will be impairment tested on initial adoption of AIFRS and annually thereafter.
Any necessary impairment write down in relation to goodwill will be expensed through the income statement.
Amortisation of goodwill in 2005 of $8,125 would be reversed and subsequently written off in respect of impairment.

Notes to the Financial Statements

30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES					
Revenues from operating activities					
Revenue from sale of goods		**439,381**	1,074,549	**420,921**	1,016,883
Total revenues from operating activities		**439,381**	1,074,549	**420,921**	1,016,883
Revenue from outside the operating activities					
Interest		**17,090**	46,578	**17,090**	46,578
Other revenue		**7,606**	15,115	**7,606**	15,115
Total revenues from outside the operating activities		**24,696**	61,693	**24,696**	61,693
Total revenues from ordinary activities		**464,077**	1,136,242	**445,617**	1,078,576
3. EXPENSES FROM ORDINARY ACTIVITIES					
Cost of goods sold		**413,907**	833,905	**392,886**	779,952
Depreciation of non-current assets					
Plant and equipment		**22,691**	43,226	**22,691**	39,387
Plant and equipment under lease		**7,569**	19,735	**7,569**	19,735
Total depreciation of non-current assets		**30,260**	62,961	**30,260**	59,122
Amortisation of non-current assets					
Trademarks		-	25,120	-	25,120
Goodwill		-	500	-	500
Total amortisation of non-current assets		-	25,620	-	25,620
Total depreciation and amortisation expenses		**30,260**	88,581	**30,260**	84,742
Borrowing costs expensed					
Interest expense		**11,456**	81	**11,456**	81
Finance lease		**2,104**	4,047	**2,104**	4,047
Total borrowing costs expensed		**13,560**	4,128	**13,560**	4,128
Provision for employee entitlements		**(1,284)**	(8,802)	**(1,284)**	(8,802)
Provision for doubtful debts		**(16,800)**	-	**(16,800)**	-
Write down of receivable		-	-	**66,251**	128,290
Loss on disposal of non-current assets		**53,754**	-	-	-
Operating lease rental minimum lease payments		**117,662**	98,243	**62,655**	71,408
The following items are disclosed as individually significant items due to their size, nature or incidence in relation to the financial performance of the company for the year:					
Write down of goodwill and trademarks		**8,125**	408,210	**8,125**	408,210
Write down of slow moving stock		**8,346**	75,810	**8,346**	75,810

Notes to the Financial Statements

30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
4. INCOME TAX					
(a) The income tax expense for the financial period differs from the amount calculated on the profit/ (loss). The differences are reconciled as follows:					
Profit/(Loss) from the ordinary activities before income tax expense		**(1,292,729)**	(1,247,583)	**(1,241,552)**	(1,298,750)
Income tax calculated @ 30% (2004 - 30%)		**(387,819)**	(374,275)	**(372,466)**	(389,625)
Tax Effect of permanent differences:					
Non-deductible depreciation and amortisation		**2,437**	130,149	**2,437**	130,149
Write down of loan balance		**-**	-	**19,875**	38,487
Entertainment		**106**	152	**106**	152
		(385,276)	(243,974)	**(350,048)**	(220,837)
Adjustment to reflect non-recognition of tax effect accounting entries in accordance with the recognition criteria of AASB 1020		**385,276**	243,974	**350,048**	220,837
Income tax expense		**-**	-	**-**	-
(b) No income tax is payable by the company as it incurred a current year tax loss.					
Future income tax benefits in relation to income tax losses carried forward, which have not been recognised as an asset due to the lack of virtual certainty as to their realisation, amount to approximately:		**-**	1,815,617	**-**	1,792,480

This benefit for tax losses will only be obtained if:

(i) The company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) The company continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) No changes in tax legislation adversely affect the company in realising the benefit.

		2005	2004	2005	2004
5. RECEIVABLES (CURRENT)					
Trade debtors		**7,588**	77,664	**7,588**	109,151
Provision for doubtful debts		**(3,200)**	(20,000)	**(3,200)**	(20,000)
Amount owing by controlled company		**-**	-	**194,541**	128,290
Provision for write down of controlled company receivable		**-**	-	**(194,541)**	(128,290)
		4,388	57,664	**4,388**	89,151
6. INVENTORIES					
Packing Materials – at cost		**-**	9,467	**-**	9,467
Finished Goods - at cost		**-**	85,065	**-**	68,074
- net realisable value		**1,666**	222,436	**1,666**	222,436
		1,666	316,968	**1,666**	299,977

Notes to the Financial Statements

Year to 30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
7. OTHER CURRENT ASSETS					
Prepayments		**14,900**	11,626	**14,900**	11,626
Goods and services tax		**27,719**	5,169	**27,719**	-
Other		-	7,091	-	7,091
		42,619	23,886	**42,619**	18,717
8. PROPERTY, PLANT AND EQUIPMENT					
Plant and equipment					
At cost		-	220,391	-	162,798
Accumulated depreciation		-	(137,582)	-	(133,743)
		-	82,809	-	29,055
Plant and equipment under lease					
At cost		-	98,674	-	98,674
Accumulated amortisation		-	(66,585)	-	(66,585)
		-	32,089	-	32,089
Total plant and equipment		-	114,898	-	61,144
(a) Assets pledged as security					
Assets under lease are pledged as security for the associated lease liabilities.					
The value of assets pledged as securities are:					
Plant and equipment under lease		-	32,089	-	32,089
(b) Reconciliation					
Plant and equipment					
Carrying amount at beginning		**82,809**	64,566	**29,055**	64,566
Additions through acquisition		-	61,469	-	3,876
Disposals		**(60,118)**	-	**(6,364)**	-
Depreciation expense		**(22,691)**	(43,226)	**(22,691)**	(39,387)
		-	82,809	-	29,055
Plant and equipment under lease					
Carrying amount at beginning		**32,089**	51,824	**32,089**	51,824
Additions		-	-	-	-
Disposal		**(24,520)**	-	**(24,520)**	-
Depreciation expense		**(7,569)**	(19,735)	**(7,569)**	(19,735)
		-	32,089	-	32,089

Notes to the Financial Statements

Year to 30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
9. INTANGIBLE ASSETS					
Trademarks		-	502,410	-	502,410
Accumulated amortisation		-	(94,200)	-	(94,200)
Trademarks written down		-	(408,210)	-	(408,210)
		-	-	-	-
Goodwill		-	10,000	-	10,000
Accumulated amortisation		-	(1,875)	-	(1,875)
		-	8,125	-	8,125
		-	8,125	-	8,125
10. OTHER FINANCIAL ASSETS					
This receivable is owing by Impact Funding Limited		1,542,816	-	1,542,816	
11. OTHER (NON TRADED ENTITIES)					
Shares in controlled entities		-	-	10	30

The following were controlled entities at 30 June 2005 and have been included in the consolidated financial statements. The financial years of all subsidiaries are the same as that of the parent entity.

	COUNTRY OF INCORPORATION	CLASS OF SHARE	% OF EQUITY HOLDING 2005	% OF EQUITY HOLDING 2004
Big Kev Distributors Pty Ltd	Australia	Ordinary	**100**	100
The 30 Brand Company Pty Ltd	Australia	Ordinary	-	100
BKL Services Pty Ltd	Australia	Ordinary	-	100

	Notes	2005	2004	2005	2004
		Consolidated		Parent	
12. PAYABLES (CURRENT)					
Trade creditors		**95,662**	44,072	**95,662**	44,072
Other creditors		-	5,770	-	12,210
Accruals		**140,500**	40,135	**140,500**	40,135
		236,162	89,977	**236,162**	96,417
13. INTEREST-BEARING LIABILITIES (CURRENT)					
Lease liability		-	22,774	-	22,774
Other loans		**2,562,441**	-	**2,562,441**	
		2,562,441	22,774	**2,562,441**	22,774

The prior year finance leases have an average lease term of 5 years with the option to purchase the asset at the completion of the lease term for the asset's market value. The average discount rate implicit in the leases is 7.7%. The lease liabilities are secured by a charge over the leased assets.

Notes to the Financial Statements

30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
14. PROVISIONS					
Employee entitlements		-	1,284	-	1,284
The basis of calculation of employee benefits is stated in note 1 (n).					

15. CONTRIBUTED EQUITY

	Number of Shares	Number of Shares
(a) Share capital		
Ordinary shares	**4,002,048**	40,020,000

(b) Movements in shares on issue

In accordance with a resolution passed by members on 6 May 2005, all the ordinary of the company were consolidated on a one for ten basis.

(c) Terms and conditions of contributed equity	**$**	$
Ordinary Shares	**7,512,275**	7,512,275

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holders to one vote, either in person or by proxy, at a meeting of the Company.

Ordinary Share Options	-	200,000

200,000 options were granted to a non-executive director on 26 November 2003. Each option was convertible into one ordinary share at any time on or before 26 November 2005 at a fixed price of 17 cents per share. As this director has resigned all options granted to him expired on his resignation.

	2005	2004	2005	2004
16. RESERVES AND ACCUMULATED LOSSES				
Accumulated losses				
Balance at beginning of year	**(6,649,529)**	(5,401,946)	**(6,700,696)**	(5,401,946)
Net loss attributable to members of the Company	**(1,292,729)**	(1,247,583)	**(1,241,552)**	(1,298,750)
Accumulated losses at the end of the financial year	**(7,942,258)**	(6,649,529)	**(7,942,248)**	(6,700,696)
17. STATEMENT OF CASH FLOWS				
(a) Reconciliation of the operating (loss) after tax to the net cash flows from operations				
(Loss) from ordinary activities after tax	**(1,292,729)**	(1,247,583)	**(1,241,552)**	(1,170,460)
Non-cash items				
Depreciation of non-current assets	**30,260**	62,961	**30,260**	59,122
Amortisation of intangible assets	-	25,620	-	25,620
Write off intangible asset	**8,125**	408,210	**8,125**	408,210
Loss on disposal of non-current assets	**53,754**	-	-	-
Provision for doubtful debts	**(16,800)**	-	**(16,800)**	-
Write down of receivable	-	-	**66,251**	128,290
Write down of slow moving stock	**8,346**	75,810	**8,346**	75,810
Profit on sale of subsidiary Companies	**(201)**	-	**(181)**	-
Changes in assets and liabilities				
Increase in creditors	**146,185**	15,704	**139,745**	22,144
Decrease in inventory	**306,956**	136,051	**289,965**	153,042
Decrease in receivables	**70,076**	139,305	**101,563**	11,015
Increase in other current assets	**(18,733)**	(4,679)	**(23,902)**	489
Decrease in employee entitlements	**(1,284)**	(8,802)	**(1,284)**	(8,802)
Net cash flow from (used in) operating activities	**(706,045)**	(397,403)	**(639,464)**	(295,520)

Notes to the Financial Statements

30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
17. STATEMENT OF CASH FLOWS (Cont'd)					
(b) Reconciliation of cash					
Cash balance comprises					
- cash on hand		**777,131**	470,472	**777,131**	470,412
- bank overdraft		-	-	-	-
Closing cash balance		**777,131**	470,472	**777,131**	470,412

(c) Financing facilities available

At balance date, the following financing facilities had been negotiated and were available:	Accessible	Drawn down	Unused
	$	$	$
Total facilities			
- bank overdraft	-	-	-
- Lease Finance	-	-	-

(d) Non-cash financing and investing activities

Finance lease transactions

During the period the Company acquired no plant and equipment by means of finance leases.

30 June 2005	Notes	2005	2004	2005	2004
		Consolidated		Parent	
		$	$	$	$
18. EXPENDITURE COMMITMENTS					
(a) Capital expenditure commitments					
Estimated capital expenditure contracted for at balance date, but not provided for, payable:					
- not later than one year		-	-	-	-
- later than one year and not later than five years		-	-	-	-
- later than five years		-	-	-	-
(b) Lease expenditure commitments					
(i) Operating leases (non-cancellable):					
Minimum lease payment					
- not later than one year		-	113,695	-	30,163
- later than one year and not later than five years		-	351,708	-	-
- later than five years		-	-	-	-
		-	465,403	-	30,163
(ii) finance leases:					
- not later than one year		-	24,847	-	24,847
- later than one year and not later than five years		-	16,154	-	16,154
- later than five years		-	-	-	-
		-	41,001	-	41,001
- total minimum lease payments		-	41,001	-	41,001
- future finance charges		-	(2,725)	-	(2,725)
		-	38,276	-	38,276
Total lease liability accrued for:					
Current					
- finance leases		-	22,774	-	22,774
Non-Current					
- finance leases		-	15,502	-	15,502
		-	38,276	-	38,276

19. CONTINGENT LIABILITIES

The Company is not involved in any material, legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the Company.

20. SUBSEQUENT EVENTS

The company has had three significant events subsequent to balance date:

a) On 1 July 2005, pursuant to a vote of shareholders at an Extraordinary General Meeting held on 6 May 2005, and a prospectus dated 22 June 2005, and lodged with the ASX and ASIC, the company acquired all the issued shares in Impact Funding Limited, on the basis of two shares being issued for each Impact Funding Limited share.

b) On 4 July 2005, pursuant to an information memorandum, the company issued, at $1 each, six million redeemable, transferable unsecured notes, convertible on or before the redeemable date of 30 June 2007, on a one to one basis, into ordinary shares in the company.

c) Based on a prospectus lodged with the ASX and ASIC on 5 July 2005, and which closed, oversubscribed, on 26 July 2005, the company issued 500,000 ordinary shares at an issue price of $1 each.

Notes to the Financial Statements

30 June 2005

	Consolidated 2005 Cents	2004 Cents
21. EARNINGS PER SHARE		
Basic earnings/(loss) per share	**(32.3)**	(31.2)
Diluted earnings per share	**(32.3)**	(31.2)
Weighted average number of ordinary shares on issue during the financial years used in the calculation of basic earnings/(loss) per share	**4,002,048**	4,002,048
22. REMUNERATION OF DIRECTORS	**2005**	2004
Directors' remuneration	**$**	$
Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the Company directly or indirectly, from the entity or any related party	**350,325**	286,959

Remuneration Policy

Emoluments of directors and officers of the company are determined by the Board. Any increase in the emoluments of non executive directors requires the approval of the shareholders

Details of the nature and amount of each element of the emoluments of each Director of the Company for the year to 30 June 2005 are shown in the following table.

	Annual Emoluments				Long Term Emoluments	
	Base Fee $	Car $	Consultancy $	Termination and similar payments $	Options Granted Number	Superannuation $
K. McQuay	20,692	12,299	36,667	188,156	-	1,862
S. Bass	11,583	-	33,000	-	-	-
C. Liberiou	4,083	-	-	-	-	-
J. Laurie	6,583	-	-	-	-	-
L. Litzow	-	-	35,400	-	-	-
B. Judge	-	-	-	-	-	-
R. Templeton	-	-	-	-	-	-
I. Skinner	-	-	-	-	-	-
K. Rich	-	-	-	-	-	-

Details of the nature and amount of each element of the emoluments of each Director of the Company for the year to 30 June 2004 are shown in the following table.

	Annual Emoluments				Long Term Emoluments	
	Base Fee $	Car $	Consultancy $	Termination and similar payments $	Options Granted Number	Superannuation $
K. McQuay	145,721	22,210	-	-	-	5,195
S. Bass	23,333	-	56,500	-	200,000	-
C. Liberiou	23,333	-	-	-	200,000	-
P. Kale	5,917	-	-	-	-	-
B. Larbalestier	5,750	-	-	-	-	-

Options granted to Directors and any of the five most highly paid officers

No share options were issued during the year.

23. REMUNERATION OF EXECUTIVES

K R McQuay, N Trivedi and A Brandon were the only Executive Officers of the Company. Mr McQuay's emoluments are disclosed in the preceding paragraph. Details of other Executive Officers' emoluments are:

	Annual Emoluments				Long Term Emoluments	
	Base Fee $	Car $	Other $	Termination and similar payments $	Options Granted	Superannuation
N. Trivedi	35,049	-	-	-	-	3,154
A. Brandon	19,504	-	-	-	-	1,729

24. AUDITORS' REMUNERATION

	Consolidated 2005 $	2004 $
Amounts received or due and receivable for:		
- an audit or review of the financial report of the entity	**27,000**	32,000
- other services in relation to the company	**-**	-
	27,000	32,000

Notes to the Financial Statements

30 June 2005

25. RELATED PARTY DISCLOSURES

Directors

The Directors of the Company during the financial year were:

B Judge	Appointed 16 November 2004
R Templeton	Appointed 16 November 2004
L Litzow	Appointed 16 November 2004
I Skinner	Appointed 16 November 2004
K Rich	Appointed 24 January 2005
J Laurie	Appointed 21 August 2004
K McQuay	Resigned 16 November 2004
S Bass	Resigned 29 April 2005
G Litster (alternate to R Templeton)	Appointed 9 March 2005, resigned 10 June 2005

Director-related entity transactions

Kevin McQuay is a Director and part owner of Big Kev Racing Pty Ltd, which during the period was paid consultant fees of $36,667 (2004 - $88,000). This amount is included in directors remuneration above.

A motor vehicle owned by the company has been provided to a director related person at normal commercial terms and conditions. Total leasing and associated our costs received from the director related person for the year totalled $7,416 (2004 – $15,115)

Equity Instruments of Directors

(a) Interests at balance date

Interests in the equity instruments of the Company held by Directors of the reporting entity and their Director-related entities:

	Ordinary Shares Fully Paid		**Options over Ordinary Shares**	
	2005	2004	**2005 Number**	2004 Number
K R McQuay	-	14,240,000	-	-
S Bass	-	358,000	-	200,000
C Liberiou	-	1,104,500	-	200,000
B Judge	**70,000**	-	-	-
R Templeton	**70,000**	-	-	-
J Laurie	**27,500**	-	-	-
L Litzow	**70,000**	-	-	-
I Skinner	**70,000**	-	-	-
	307,500	15,702,500	-	400,000

(b) Movements in Directors' equity holdings

Aggregate numbers of shares and share options of IMPACT CAPITAL LIMITED acquired or disposed of by directors of the company or their director related companies (excluding transactions prior to their appointment) were:

	2005		2004
	Post Consolidation Number	**Pre Consolidation Number**	Number
Acquisitions:			
Ordinary shares	**307,500**	-	240,000
Share options	-	-	400,000
Disposals:			
Ordinary shares	**1,251,250**	**12,512,500**	1,225,500
Share options	-		-

The numbers above for 2004 are prior to the one for ten consolidation referred to in note 15 (b).

26. FINANCIAL INSTRUMENTS

(a) Net Fair Values

The carrying amount of financial assets and liabilities approximate their net fair values. These monetary financial assets and liabilities are included in the assets and liabilities in the balance sheet.

(b) Credit Risk

The maximum exposure to credit risk at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the balance sheet and notes to the financial statements.

The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

(c) Interest Rate Risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates, and the effective weighted interest rates on classes of financial assets and financial liabilities, is as follows

Notes to the Financial Statements

30 June 2005

26. FINANCIAL INSTRUMENTS (Cont'd)

		Floating Interest Rate	Fixed Interest Rate maturing in: 1 year or less	1-5 years	Non-Interest Bearing	2005 Total Carrying Amount As per B/Sheet
		$	$	$	$	$
Financial Assets						
Cash	4.2%	777,131	-	-	-	771,131
Loan	14.95%	1,542,816	-	-	-	1,542,816
Receivables – trade		-	-	-	4,388	4,388
			-	-		
Total financial assets		2,319,947			4,388	2,324,335
Financial Liabilities						
Payables – trade and accruals		-	-	-	236,162	236,162
Other loans	12%	-	2,562,441	-	-	2,562,441
Finance Lease Liability		-	-	-	-	-
Total financial liabilities		-	2,562,441	-	236,162	2,798,603
Net Financial Assets (Liabilities)		2,319,947	(2,562,441)	-	(231,774)	(474,268)

27. SEGMENT INFORMATION

The Company operates predominantly in one market sector, being the household cleaning products market. All products are marketed within Australia only.

28. DEED OF CROSS GUARANTEE

No deed of cross guarantee exists between the parent company and any of the controlled entities at report date.

Directors' Declaration

30 June 2005

The directors declare that the financial statements and notes set out on pages 10 to 26:

(a) comply with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the result of their operations and their cash flows, for the financial year ended on that date.

The Chief Executive Officer and Chief Finance Officer have each declared that:

(a) The financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(b) The financial statements and notes for the financial year comply with the Accounting Standards; and

(c) The financial statements and notes for the financial year give a true and fair view.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

Bruce Judge
Director
Brisbane, 29 September 2005

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS

A MEMBER OF MOORES ROWLAND INTERNATIONAL

Bentleys mri
Thinking ahead

Melbourne
Bentleys MRI
ABN [illegible]
Audit & Assurance Services Division

Level 7, 114 William Street
Melbourne Vic 3000

GPO Box [illegible]
Melbourne Vic [illegible]

T +61 3 9274 [illegible]
F +61 3 9274 [illegible]

[illegible]
[illegible]

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF IMPACT CAPITAL LIMITED

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Impact Capital Limited (the company) and Impact Capital Limited (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion
In our opinion, the financial report of Impact Capital Limited is in accordance with:

a. the Corporations Act 2001, including:

   i. giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

   ii. complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b. other mandatory professional reporting requirements in Australia.

Bentleys MRI

BENTLEYS MRI
CHARTERED ACCOUNTANTS

MARTIN FENSOME
PARTNER

Dated in Melbourne on this 29th day of September 2005

Shareholder Information

31 August 2005

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

- 2,073 individual shareholders hold 41,402,048 fully paid ordinary shares.
- 2,062 individual shareholders hold 8,529,548 quoted ordinary shares.
- All ordinary shares carry one vote per share.

Options

- There are no options outstanding.

Options do not carry a right to vote. Voting rights will be attached to the unissued shares when the options have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES

		Fully paid Ordinary shares	Options - Unquoted
1 -	1,000	1,466	-
1,001 -	5,000	427	-
5,001 -	10,000	75	-
10,001 -	100,000	53	-
100,001 -	and over	52	-
		2,073	-

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES

	Shareholder	Fully paid Ordinary Shares Number	%
1.	Theseus Capital Pty Ltd	962,500	11.29
2.	John & Beverley Stacey (Stacy & Co super Fund)	300,000	3.52
3.	Colin Loenard Howard Lewis	250,000	2.93
4.	Michael John McLean	250,000	2.93
5.	Neville Beikoff, Richard Beikoff, Tracey Jones, Robert Jones (Beikoff Family Super Fund)	200,000	2.34
6.	Beresford Vineyards Pty Ltd	200,000	2.34
7.	Suzanne Phyllis Newman	200,000	2.34
8.	Doyle & Thomson Pty Ltd	175,563	2.06
9.	Australian Unit Administration Pty Ltd	140,000	1.64
10.	Portcullis Holdings Pty Ltd	139,968	1.64
11.	Peter Roney	125,000	1.47
12.	Perry Zeus	124,000	1.45
13.	Jeffrey & Sharon Taylor Russell (Porticullis Super Fund)	110,000	1.29
14.	Phillip & Judith Crook (Crook Family Super Fund)	100,000	1.17
15.	Denason Nominees Pty Ltd	100,000	1.17
16.	Bernard & Diane Fitzsimon Family Account	100,000	1.17
17.	Jobs Bridge Pty Ltd	100,000	1.17
18.	Naaman Pty Ltd	100,000	1.17
19.	Nordev Properties Pty Ltd	100,000	1.17
20.	Cherrie-Lee Turner	100,000	1.17
		3,877,031	45.43

Shareholder Information (Cont'd)

UNQUOTED EQUITY SECURITIES

Optionholder	Options Number	%
There are no outstanding options in issue	-	

SUBSTANTIAL SHAREHOLDERS

Substantial shareholder	Shares	%
Davishaven Pty Ltd	7,160,000	17.29
Theseus Capital Pty Ltd	4,480,000	10.82
Pemgold Pty Ltd	2,760,000	6.67
International Portfolios Limited	2,080,000	5.02

Shareholders of less than a marketable parcel

There were 1,252 holders of less than a marketable parcel at the date of this report.

OTHER

Shareholder Enquiries
Shareholders with enquiries about their shareholdings should contact the Share Registry, Computershare Investor Services Pty Ltd by telephone on (03) 9615 5970 or by facsimile on (03) 9611 5710.

Change of Address
Shareholders should notify the Share Registry in writing immediately upon any change in their registered address. Sponsored holders ("CHESS") should notify their stockbroker of such change.

Change of Name
Shareholders who change their name should notify the Share Registry and attach a copy of a relevant marriage certificate, deed poll or other relevant documentation.

Removal from the Annual Report Mailing List
Shareholders who do not wish to receive the Annual Report should advise the Share Registry in writing. These shareholders will continue to receive all other shareholder information.

Consolidation of Shareholdings
You may have received more than one annual report. If so, please check carefully the name and address printed on the Notice of Meeting in each report. If these are identical, you may wish to combine the holdings into a single holding by writing to the Share Registry quoting each of the shareholder reference numbers.

CHESS
(Clearing House Electronic Subregister System)
Shareholders wishing to move to uncertificated holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

Uncertificated Share Register
Shareholding statements are issued within five business days after the end of the month in which transactions alter the balance of your holding.

Website
Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com

Tax File Numbers
It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

Corporate Directory

Directors

Bruce Judge	Executive Chairman
Russell Templeton	Executive Director
John W Laurie	Non-Executive Director
Lawrence Litzow	Non-Executive Director
Ian Skinner	Non-Executive Director
Ken Rich	Non-Executive Director

Secretary
Lawrence Litzow
8 Masters Street
New Farm Queensland 4006

Registered Office
8 Masters Street
New Farm Queensland 4006
Tel: (07) 3211 8000
Fax: (07) 3211 8933

Auditors
Bentleys MRI
114 William Street,
Melbourne
Victoria 3000

Solicitors
McCullough Robertson
Level 12 Central Plaza Two
66 Eagle Street
Brisbane Queensland 4000

Share Registry
Computershare Investor Services Pty Ltd
452 Johnston Street
Abbotsford Victoria 3067

Securities Quoted
Australian Stock Exchange
Code - ICD (shares)

Compliance Solicitors
Clayton Utz
Level 28 Riparian Plaza
71 Eagle Street
Brisbane Queensland 4000

21/300 Queen Street, Brisbane Q 4000
GPO Box 1686, Brisbane Q 4001
Tel: (07) 3251 7912
Email: auzwiz@powerup.com.au

Weir River Grazing Company Pty Ltd (a.c.n. 009 711 639)

23rd September 2005.

The Chairman of Directors
Impact Capital Limited
9/10 Felix Street
Brisbane Q 4000.

Dear Mr Judge,

RE: NOMINATION OF AUDITOR

I advise that this company is a shareholder of Impact Capital Limited, and in that capacity and in accordance with Section 328B of the Corporations Act 2001, I, as a director of Weir River Grazing Company Pty Ltd, hereby nominate on behalf of the company, KPMG to be appointed as Auditor of Impact Capital Limited at the forthcoming Annual General Meeting.

Sincerely,

L J Litzow
Director

IMPACT CAPITAL LIMITED
PO Box 7411
Riverside Centre
Brisbane Q 4001